NFL player turned painter Inbox ×

Masterworks <notification@masterworks.com>
to selbedeiwy+masterworks

Hello ,

Since it's Thanksgiving tomorrow—and most of us will end up catching some football—it feels like the perfect moment to highlight our newest offering featuring Ernie Barnes, an artist who actually *played* in the NFL before becoming a painter.

Barnes was drafted to the American League in 1959, and played for teams including the Colts and Jets. He suffered a career-ending injury 6 years into his career, but was soon hired back to the Jets as an official team artist.

That athletic background shaped his style, which you can see in our latest Barnes offering *3 on 3*—it's got the hallmarks of motion, athleticism, and rhythm that collectors love.

Here's a few more reasons this one stands out:

- **35% annual growth** on similar sales ('10–'25)
- **#2 top auction price** achieved by a painting with similar scale and subject, with differences in color and composition*
- **20.3% total net return** on a previously exited Barnes painting (76 days held, past performance not indicative of future returns)

If you want an artist that could work for you long-term so you can sit back and watch the game, consider this painting by a performer both on and off the field. Invest here, and view the offering circular below.

Thanks,

The Masterworks Team

—

MASTERWORKS

www.masterworks.com
1 World Trade Center, 57th Floor, New York, NY 10007

Important Disclosures

View offering circular here. Investing involves risk. Past results are not indicative of future outcomes.

Masterworks is providing this communication as an agent for its issuer entities, not Masterworks Advisers. Content does not contain legal, tax, investment advice, or a personalized recommendation. Masterworks is not a licensed broker-dealer by the SEC or FINRA.

Masterworks can only make and accept sales after an offering statement has been filed, and "qualified", by the SEC. Any offers may be revoked before notice of qualification. Indications of interest involve no obligation. For further disclosure visit the offering documents filed with the SEC and Important Disclosures at masterworks.com/cd.

*#2 Top Auction Price (Storm Dance) and previous exit featuring artwork by Ernie Barnes (Masterworks 322) not included in set of similar sales to live offering. While it is also a multi-figure painting from his Basketball series that is similar in subject and scale, it features a more complex composition and brighter blue-tone palette. Art sales price data is comparative only. Each painting is unique and historical data is not a direct proxy for any specific painting or investment. Data represents whole art not an investment into our offerings which includes fees and expenses. Any comparative images are not currently live offerings and are provided for educational purposes only. We endeavor to include all relevant works and transactions in our analyses, but no definitive object-oriented database with all auction sales is known to Masterworks, and therefore, despite our best efforts the data may be incomplete or inaccurate.

Masterworks has offered investments in over 500 works and realized illustrative total net returns of 15%, 17%, and 19% on works held less than one year (not inclusive of unsold works which may be lower).

Masterworks, LLC is located at 1 World Trade Center, 57th Floor, New York, NY 10007.

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